Wei Ting Liu Work History

Arc
CEO and Founder
2013 - present

YC and Stanford alum. Founder & CEO of Arc, an all-in-one remote hiring platform for engineers. Founded companies in two continents. Developed apps installed > 10M times. Managed team with 40+ people. Raised funding twice. Bootstrapped to profitability once.